Exhibit 12.1

GRAY TELEVISION, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(Dollars in thousands)

Earnings:

Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$49,488	$13,574	$36,610	$(34,307)	$(313,027)	$(35,694)

Add:

Fixed charges(1)	51,698	73,151	93,578	95,157	64,746	70,186

Less:

Preference security dividend requirements(2)	(5,877)	(10,877)	(23,047)	(25,551)	(10,143)	(2,502)

Total earnings (loss) as adjusted	$95,309	$75,848	$107,141	$35,299	$(258,424)	$31,990

Fixed charges:

Interest expensed and capitalized(3)	$45,444	$61,777	$70,045	$69,088	$54,079	$67,189

Estimate of the interest within rental expense(4)	377	497	486	518	524	495

Preference security dividend requirements	5,877	10,877	23,047	25,551	10,143	2,502

Total fixed charges	$51,698	$73,151	$93,578	$95,157	$64,746	$70,186

Ratio of earnings to fixed charges	1.84	1.04	1.14	—	—	—

Dollar amount of deficiency of earnings to cover fixed charges	$—	$—	$—	$59,858	$323,170	$38,196

(1)	See “Fixed Charges” below for an itemization of components contained herein.

(2)	Preference security dividend requirements are computed by dividing the dollar amount of dividends payable on the Company’s outstanding preferred stock by (1 — the effective tax rate for the Company’s continuing operations).

(3)	Includes amortization of premiums, discounts and capitalized expenses related to indebtedness.

(4)	Interest within rental expense is estimated at 33% of rental expense.